UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K/A

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                   February                                2005
--------------------------------------------------------------------------------



                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F [X]   Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report contains an update to the earnings release of Frontline Ltd (the "Company") for the quarter ended September 30, 2004 along with a Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter and nine months ended September 30, 2004.

In July, 2004, Ship Finance International Limited, a subsidiary of the Company, issued 1.6 million shares resulting in a gain of $9.1 million to the Company. In the financial information contained in the Form 6-K filed by the Company as of December 22, 2004, this gain was recorded in the Statement of Operations for the three and nine months ended September 30, 2004. This report contains a restatement of the accounting treatment of this gain of $9.1 million that is now recorded as an increase in additional paid in capital in the three and nine months ended September 30, 2004.

                                  Frontline Ltd

                     Index to Interim Financial Information

Selected Financial Data                                              4

Management's   Discussion  and  Analysis  of  Financial
Condition and Results of Operations for the nine months
ended September 30, 2004                                             5

Condensed  Statements of  Operations  for the three and
nine month periods ended September 30, 2004 and 2003                17

Condensed  Balance  Sheet as of September  30, 2004 and
Audited Condensed Balance Sheet as of December 31, 2003             18

Condensed  Statements  of Cash  Flows for the three and
nine month periods ended September 30, 2004 and 2003                19

Statements of Changes in  Stockholder's  Equity for the
nine months ended September 30, 2004 and 2003                       20

Notes to Interim Financial Statements                               22

Signatures                                                          28

Selected Financial Data

The selected income statement and cash flow data of the Company with respect to the nine months ended September 30, 2004 and 2003 and the selected balance sheet data of the Company as at September 30, 2004 have been derived from the Company's interim financial statements included herein and should be read in conjunction with such statements and the notes thereto. The following table should also be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for the interim period ended September 30, 2004.

(in thousands of $, except Ordinary Shares,              Nine Months Ended
per Ordinary Share data and ratios)                          September 30,
                                                            2004        2003
                                                        (Unaudited)  (Unaudited)
                                                        -----------  -----------
Income Statement Data
Total operating revenues(1)                              1,216,679      886,185
Total operating expenses                                   538,244      520,311
Net operating income                                       678,210      369,010
Net income (loss)                                          525,150      372,650
Earnings per Ordinary Share
 - basic                                                     $7.10        $4.95
 - diluted                                                   $7.10        $4.94
Cash dividends per Ordinary Share                           $11.10        $3.25

Balance Sheet Data
Cash and cash equivalents                                  159,599
Newbuildings and vessel purchase options                    24,231
Vessels and equipment, net                               2,297,344
Vessels under capital lease, net                           730,438
Investments in associated companies                         13,078
Total assets                                             4,166,352
Short-term debt and current portion of long-term debt      147,559
Current portion of obligations under capital lease          21,139
Long-term debt                                           2,057,741
Obligations under capital lease                            737,615
Share capital                                              186,314
Stockholders' equity                                       800,749
Ordinary Shares outstanding                             74,525,169
Weighted average number of Ordinary Shares outstanding  73,986,474   75,347,064

Cash Flow Data
Cash provided by operating activities                      664,773      424,913
Cash provided by investing activities                      253,471      286,150
Cash used in financing activities                         (880,371)    (579,354)

Other Financial Data
Equity to assets ratio (percentage)(2)                       19.2%
Debt to equity ratio(3)                                       3.70
Price earnings ratio(4)                                       6.65         9.53

----------
(1) Effective December 31, 2003, we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses for all periods presented. The Company's vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs and charter income from a bareboat charter would be lower that that from a equally profitable time charter, to take account of the charterer's payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For bareboat charters this is calculated by dividing the sum of bareboat charter revenues and an estimate of operating costs that we would pay under a comparable time charter by the number of days on charter. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Other companies may calculate TCE using a different method. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                    Three months ended     Nine months ended
                                     September 30,            September 30,
                                    2004        2003        2004        2003
                                  ---------------------   ----------------------

Voyage revenues                    329,128     200,556      998,593     846,237
Voyage expenses and commission     (92,538)    (78,837)    (257,163)   (256,012)
                                  ----------------------------------------------
Net voyage revenues                236,590     121,719      741,430     590,225
                                  ==============================================

(2) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

(3) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

(4) Price earnings ratio is calculated using the closing period end share price divided by basic Earnings per Share.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter and nine months ended September 30, 2004

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting standards affect our financial statements.

Overview

The Company's principal focus and expertise is the transportation of crude oil and oil products cargoes for major integrated oil companies and other customers. The Company's tanker fleet, which is one of the largest and most modern in the world, and as at September 30, 2004, consisted of 22 wholly owned VLCCs, two part owned VLCCs, and 30 wholly owned Suezmax tankers, of which 8 were Suezmax OBOs. In addition, the Company owned three dry bulk carriers. The Company also chartered in 13 modern VLCCs and 3 modern Suezmax tankers on long-term charters. The Company also has a purchase option to acquire a further VLCC tanker.

Summary of Fleet Changes

                            Three months ended       Nine months ended
                             September 30,             September 30,
                           2004       2003          2004        2003
                           ----       ----          ----        ----

VLCCs(1)
At start of period          39         29            36          28
Acquired                     -          1             3           2
------------------------------------------------------------------------
At end of period            39         30            39          30
------------------------------------------------------------------------

VLCCs owned by equity
investees(2)
At start of period           1         10             7          11
Sold                         -          2             6           3
------------------------------------------------------------------------
At end of period             1          8             1           8
------------------------------------------------------------------------

Suezmax
At start of period          23         21            23          21
Acquired                     2          -             2           -
Sold                         -          2             -           2
------------------------------------------------------------------------
At end of period            25         19            25          19

Suezmax OBOs
At start and end of period   8          8             8           8
------------------------------------------------------------------------

Drybulk

At start and end of period   3          3             3           3
------------------------------------------------------------------------
Total fleet
At start of period          74         71            77          71
Acquired                     2          1             5           2
Sold                         -          4             6           5
------------------------------------------------------------------------
At end of period            76         68            76          68
------------------------------------------------------------------------

----------
(1) Includes Golden Fountain which is 50% owned but is consolidated in our financial statements as a result of the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities

(2) Excludes Golden Fountain

On October 3, 2004 we took delivery of the final of three 1989-1990 built Suezmax tankers which were acquired from General Maritime Corporation in a purchase announced on July 13, 2004.

On October 5, 2004 we acquired a 1992 built Suezmax tanker.

On October 22, 2004 we announced the sale of the single hull VLCC Golden Fountain for delivery to new owners during December 2004.

On October 22, 2004 the Company announced the acquisition of the 1988 built single hull Suezmax tanker New Horizon. This vessel was delivered to the Company on December 14, 2004.

We currently have contracts for two newbuilding VLCCs for delivery in 2006 and one option to acquire a VLCC on or before March 2005.

Summary of Fleet Employment


                           As at September 30, 2004    As at September 30, 2003
                             No.          Percent          No.     Percent
                            ------------------------  --------------------------
VLCCs
Spot or pool                 26           67%            23         77%
Time charter                  2            5%             3         10%
Bareboat charter             11           28%             4         13%
--------------------------------------------------------------------------------
Total                        39          100%            30        100%
--------------------------------------------------------------------------------

VLCCs owned by equity
investees
Spot or pool                  1          100%             8        100%
--------------------------------------------------------------------------------
Total                         1          100%             8        100%
--------------------------------------------------------------------------------

Suezmax
Spot or pool                 21           84%            18         95%
Time charter                  -            -              1          5%
Bareboat charter              4           16%             -           -
--------------------------------------------------------------------------------
Total                        25          100%            19        100%
--------------------------------------------------------------------------------

Suezmax OBOs
Spot or pool                  -            -              1         13%
Time charter                  8          100%             7         87%
--------------------------------------------------------------------------------
Total                         8          100%             8        100%
--------------------------------------------------------------------------------

Drybulk
Time charter                  2           67%             2         67%
Bareboat charter              1           33%             1         33%
--------------------------------------------------------------------------------
Total                         3          100%             3        100%
--------------------------------------------------------------------------------

Total fleet
Spot or pool                 48           63%            51         75%
Time charter                 12           16%            12         18%
Bareboat charter             16           21%             5          7%
--------------------------------------------------------------------------------
Total                        76          100%            68        100%
--------------------------------------------------------------------------------

On November 3, 2004 the Company announced that it had chartered out two 1991 built single hull VLCCs (which at September 30, 2004 were trading in the spot market) to a subsidiary of Titan Petrochemicals Group, a Hong Kong Stock Exchange listed company. The vessels are chartered out until 2010. The contracts will provide the Company with a guaranteed minimum hire of $35,000 per day and in addition provide for a 50:50 profit sharing of earnings in excess of $37,500 per day.

Tanker market

The strong tanker market that we experienced in the second quarter of 2004 continued into the third quarter at even higher levels. Except for a brief weak period in the beginning of September, the VLCC market from the Middle East to the Far East stayed above Worldscale (WS) 100 (or $54,000 per day Time Charter Equivalent (TCE)) for the whole quarter. The average WS rate from the Arabian Gulf to the East was about WS 119 versus WS 110 in the second quarter. This equates to a TCE of $67,000 per day versus $61,000 per day in the second quarter. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the third quarter was WS 161 or about $45,500 per day TCE. The continued strong market was a result of the high world oil demand especially into China, and improving world economic activity in general. Almost all additional demand was met by increased production in the Middle East, resulting in increased ton-miles.

According to the IEA, average OPEC oil production, including Iraq, in the third quarter of 2004 was approximately 29.2 million barrels per day (b/d), an increase from the second quarter when they produced about 28.1 million b/d. During the quarter, OPEC continued their policy of `producing what is needed to supply the market', but despite this, oil prices continued to climb to record levels.

The IEA estimates that world oil demand averaged 81.9 million b/d in the third quarter, an increase of 3.3 % from the third quarter of 2003. The IEA further predicts that the average demand for 2005 will be 83.8 million b/d. Many oil analysts are still concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 441 vessels at the end of the third quarter 2004, an increase of five vessels or 1.4 % over the quarter. One VLCC was scrapped in the period and six were delivered. The total order book is now at 86 vessels. This represents 20 % of the current VLCC fleet. A total of nine VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 306 vessels at the end of the quarter. One Suezmax was scrapped during the quarter and three were delivered. The total order book for Suezmaxes is now at 79. This represents 26 % of the current Suezmax fleet. A total of five Suezmaxes were ordered in the quarter.

Ship prices continued a strong upwards movement in the quarter. Modern VLCCs for prompt delivery have been sold at prices up to $125 million, while similar type Suezmaxes are approaching $80 million price levels. Newbuilding prices have crossed $100 million for VLCCs, supported by increases in steel prices and currency movements, but also driven by significant cost increases in main engine and other equipment prices.

The tanker market looks very attractive for the remainder of the year. The freight futures market seems to be reflecting this view, and it is currently possible to sell freight futures for the rest of this year at a level that equates to approximately $196,000 per day for a VLCC, and $75,000 per day for next year.

See below for a summary of the Company's TCE's for the periods reported.

For Suezmaxes we can now hedge the rest of this year at $86,000 per day and $48,000 per day for next year.

Frontline expects a strong market for the rest of the winter with very strong earnings.

Results of Operations

Three and nine months ended September 30, 2004 compared with the three and nine months ended September 30, 2003

Amounts included in the following discussion are derived from our unaudited interim financial statements as at and for the nine months ended September 30, 2004.

Operating revenues and voyage expenses and commission

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Voyage charter revenues         329,127    200,556          998,593   846,237
Time charter revenues            32,594     15,597           97,448    32,374
Bareboat charter revenues        45,684      6,692          112,388    21,644
Finance lease interest income     2,692          -            8,250         -
--------------------------------------------------------------------------------
Total operating revenues        410,097    222,845        1,216,679   900,255
--------------------------------------------------------------------------------

The increases in voyage charter revenues of 64% and 18% in the three and nine month periods ended September 30, 2004 compared with the corresponding prior periods, respectively primarily reflects the strength in the freight market in 2004. Voyage charter revenues includes pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----
Pool earnings allocated
on gross basis                   14,760      8,795           44,322    38,187
Pool earnings allocated
on net basis                     23,163      9,793           74,473    52,871
--------------------------------------------------------------------------------
Total pool earnings              37,923     18,589          118,795    91,058

The increases in time charter revenues of 109% and 201% in the three and nine month periods ended September 30, 2004 mainly reflect the changing of our eight Suezmax OBOs from employment in the spot market to employment on time charters in the third and fourth quarters of 2003.

In March and April of 2004, four wholly owned VLCCs entered into bareboat charters which provide for bareboat revenue at a flat rate along with a profit share based on market rates and in the three and nine month periods ended September 30, 2004, bareboat revenues of $25.6 million and $47.2 million were earned by these four vessels. The consolidation of the results of Independent Tanker Corporation effective December 31, 2003 has resulted in an additional six vessels that are fixed on bareboat charters. This has increased revenue by $14.0 million and $42.1 million in the three and nine month periods ended September 30, 2004 respectively.

Finance lease interest income represents the earnings of four Suezmax tankers on long-term bareboat charters which are accounted for as capital leases in the results of Independent Tankers Corporation ("ITC"). As discussed in fully in our annual report on Form 20-F for the year ended December 31, 2003, ITC was consolidated effective December 31, 2003.

Summary of average time charter equivalent earnings per day for our fleet:-

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

VLCC
Spot and pool                    71,400     27,500        72,900       45,600
Time charter                     34,000     35,600        33,800       35,200
Bareboat charter(3)              61,221     27,200        51,984       31,300

Suezmax                          45,900     22,000        47,000       34,300

Suezmax OBO                      27,300     22,500        26,800       33,300

----------
(3) For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2004 we include an allowance of $6,500 per day for estimated operating costs (2003 - $6,300 per day). Refer to Note 1 of Selected Financial Data for discussion on TCEs.

Net voyage revenues

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Voyage charter revenues         329,128    200,556       998,593      846,237
Voyage expenses and commission  (92,538)   (78,837)     (257,163)    (256,012)
--------------------------------------------------------------------------------
Net voyage revenues             236,590    121,719       741,430     590,225
--------------------------------------------------------------------------------

The increases in net voyage revenues of 94% and 26% in the three and nine month periods ended September 30, 2004 from the corresponding prior periods respectively primarily reflects the strength in the freight market in 2004.

Ship operating expenses

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Suezmax OBO                       3,342      4,159        11,105       11,733
Suezmax                           9,838     10,690        28,483       31,576
VLCC                             20,194     15,599        53,132       41,900
Drybulk                             411        586         1,682        1,584
--------------------------------------------------------------------------------
                                 33,785     31,034        94,402       86,793
--------------------------------------------------------------------------------

In the three month period ended September 30, 2003, costs were incurred in upgrading a Suezmax OBO which are not expected to recur on a frequent basis.

Suezmax operating costs have decreased by $0.8 million and $3.0 million in the three and nine month periods ended September 30, 2004 compared to the same periods in 2003. In 2003, five Suezmaxes were drydocked resulting in total drydocking costs of $1.9 million. There were no drydockings of Suezmaxes in 2004. In the second and third quarters of 2003, the Company sold two Suezmaxes which had reported total costs of $2.1 million in the nine month period ended September 30, 2003. The Company took delivery of two Suezmax vessels during August 2004 therefore incurring additional operating costs of $0.7 million in the third quarter.

VLCC operating costs have increased by $4.5 million and $11.2 million in the three and nine month periods ended September 30, 2004 compared to the same periods in 2003. The acquisition of three vessels that were previously jointly owned and the consolidation of Golden Fountain has resulted in additional costs of $2.0 million and $7.1 million in the quarter and nine months ended September 30, 2004 respectively. In the third quarter of 2004, we terminated two bareboat charters in order to employ the two VLCCs in the spot market thereby increasing operating costs by $1.2 million in the period. In the nine month period ended September 30, 2004, five VLCCs had drydocked resulting in drydocking costs of $3.1 million. Three of these drydockings occurred in the third quarter at a cost of $1.8 million. In 2003, four VLCCs were drydocked at a cost of $1.8 million, of which, one was in the third quarter.

Charterhire expenses

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Charterhire expenses             12,072     16,117        33,327       58,967

The decreases in charterhire expenses of $4.0 million and $25.6 million in the three and nine month periods ended September 30, 2004 respectively are primarily a result of a decrease in the number of vessels that are chartered in and accounted for operating leases. As at September 30, 2004 we have six vessels, comprising three VLCCs, two Suezmaxes and one drybulk carrier, chartered in and accounted for as operating leases compared with eight vessels, comprising seven VLCCs and one Suezmax, at September 30, 2003. The chartering of a Suezmax and a drybulk carrier in 2004 has increased charterhire expense by approximately $5.6 million and $6.6 million in the three and nine month periods ended September 30, 2004 respectively. Offsetting this is a decrease of approximately $9.4 million and $32.5 million in the three and nine month periods ended September 30, 2004 compared to the corresponding periods in 2003 in relation to the termination of the charters relating to four VLCCs.

Management fees that we receive for operating vessels that we charter under operating leases are accounted for as a reduction in the total charterhire expense. During the three and nine month periods ended September 30, 2004 these management fees amounted to approximately $40,000 per day per vessel compared with approximately $39,000 per day in the comparable periods in 2003.

Charterhire expense for the nine months ended September 30, 2004 includes $2.8 million in respect of charters that ended in the period. As a result, future charterhire expenses and related revenues are expected to be lower.

Administrative expenses

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Administrative expenses           4,961      4,566        16,313       10,286

Administrative expenses have increased 9% and 59% in the three month and nine month periods ended September 30, 2004 respectively when compared to the same periods in 2003. Administrative expenses include charges related to accounting for employee stock option grants. These amounted to $nil and $0.9 million in the three months ended September 30, 2004 and 2003 and $5.1 million and $1.9 million in the nine month periods ended September 30, 2004 and 2003 respectively. The employee stock option plan was terminated in June 2004. In the three and nine month periods ended September 30, 2004, additional administrative expenses relating to our new subsidiary Ship Finance were $1.1 million and $2.0 million respectively.

Depreciation

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Depreciation                     46,228     37,311       137,039      108,253

Depreciation has increased 24% and 27% in the three month and nine month periods ended September 30, 2004 respectively when compared to the same periods in 2003.The consolidation of the depreciation charges recorded by Independent Tankers Corporation ("ITC") and Golden Fountain Corporation effective December 31, 2003 have resulted in an increase of $5.8 million and $17.2 million of the three and nine month periods ended September 30, 2004. The purchase in 2004 of the remaining share in three VLCCs which were previously jointly owned has resulted in an increase in depreciation of $2.1 million and $5.8 million in the three and nine months ended September 30, 2004 respectively. On June 30, 2003, we purchased the remaining 50% of a vessel previously jointly owned which has increased our depreciation charge by approximately $1.4 million in the nine months ended September 30, 2004.

Effective October 1, 2003, we reduced our estimates of the useful lives of single-hull tankers. As a result, our aggregate depreciation charge on those vessels has increased by approximately $1.3 million per quarter.

Interest income

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Interest income                   6,962      1,467        23,220        7,448

Interest income has increased 375% and 212% in the three month and nine month periods ended September 30, 2004 respectively when compared to the same periods in 2003. The increase in interest income is primarily a result of the consolidation of ITC with effect from December 31, 2003 and the restructuring of our investment in associated companies. ITC maintained average cash balances of $318.1 million and $321.6 million during the three and nine months ended September 30, 2004 generating interest income of $5.8 million and $17.8 million over the respective periods.

Interest income from associated companies decreased by $4.6 million in the nine month period ended September 30, 2004 compared to the same period in 2003 as a result of the restructuring of the associated companies as discussed in Note 5 of the interim financial statements included herein. Bank interest income earned increased by $2.7 million on the nine months ended September 30, 2004, the majority of the increase being attributable to interest earned by our subsidiary Ship Finance International Limited ("Ship Finance").

Interest expense

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Interest expense                 51,109     17,543       155,979       53,096

Interest expense has increased 191% and 194% in the three month and nine month periods ended September 30, 2004 respectively when compared to the same periods in 2003. The increase is mainly as a result of the consolidation of ITC with effect from December 31, 2003. ITC had average outstanding interest bearing liabilities of $868.7 million and $881.1 million during the three and nine months ended September 30, 2004 respectively and generated interest expense of $16.5 million and $50.0 million during those periods. Additionally interest costs of $11.3 million and $35.7 million were incurred in the quarter and nine months ended September 30, 2004 respectively due to the issuance in December 2003 of $580 million 8.5% Senior Notes by Ship Finance.

Share of results of associated companies

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Share of results from
associated companies              1,587      1,662         5,933       32,115

The Company's share in results of associated companies decreased 5% and 82% in the three and nine months ended September 30, 2004 respectively when compared to the same periods in 2003. The Company terminated its joint ventures which owned six VLCCs jointly with OSG in the first quarter of 2004. Another joint venture which owns a VLCC, which the Company accounted for using the equity method in 2003 is now consolidated with effect from December 31, 2003. As a result, the Company only accounts for one investee which owns a VLCC using the equity method as at September 30, 2004.

Foreign currency exchange gains and losses
                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Foreign currency exchange
gain (loss)                       3,016    (12,221)        5,071      (12,093)

The Company's foreign currency exchange gains and losses principally result from Yen debt in subsidiaries and certain forward currency exchange contracts, also denominated in Yen. As at September 30, 2004 the Company has total Yen debt of JPY 1.4 billion and total forward Yen sales contracts of JPY 15.0 billion at fixed exchange rates of between JPY 108.9 per dollar and JPY 109.3 per dollar.

Other financial items, net

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Mark to market adjustments
for financial derivatives       (10,943)     2,041         3,059       24,452
Gains and losses from
forward freight agreements      (17,187)    (1,770)      (15,585)     (14,070)
Other                             1,970      2,373        (1,007)       4,811
--------------------------------------------------------------------------------
                                (26,160)     2,644       (13,533)      15,193
--------------------------------------------------------------------------------

As at September 30, 2004 our financial derivatives comprise interest rate swap agreements with a total notional principal of $633.9 million. These contracts provide for us to pay fixed rates of interest on the notional principal amount in exchange for receiving floating rate interest based on the current LIBOR. The average fixed rate we pay on these contracts is 3.94%.

We enter into forward freight agreements ("FFAs") as part of our overall strategy in order to manage our exposure to changes in freight rates. These agreements provide that we pay or receive a fixed daily payment in exchange for paying or receiving a variable daily payment based on the actual underlying freight market.

At September 30, 2004 we were party to FFAs with a total notional principal amount of $72.1 million. We estimate that as at September 30, 2004 a 5% increase in underlying freight market rates would decrease our net income by $5.2 million and vice versa based on these FFAs. Contracts entered into since September 30, 2004 will change our overall exposure to gains and losses from FFAs.

Minority interest

Minority interest comprises minority investors interests in our subsidiary Ship Finance's net income. As at September 30, 2004 minority investors owned 36.5% of the shares of Ship Finance. Since September we have distributed an additional 13.2% of Ship Finance's shares.

Liquidity and Capital Resources

Liquidity

                                        September 30, 2004   December 31, 2003

Cash and cash equivalents                    159,599             124,189
Restricted cash                              566,865             891,887

In the nine months ended September 30, 2004, net maturity of restricted cash of $327.5 million includes the release of $565.5 million held in escrow at December 31, 2003 in connection with the Ship Finance issuance of $580.0 million of 8.5% Senior Notes and placement of a $250.0 million restricted deposit which may only be used under certain circumstances to make hire payments to Ship Finance.

Borrowing activities
In January and February 2004 our subsidiary Ship Finance refinanced substantially all of its secured bank debt with a new $1,058.0 million syndicated senior secured credit facility. This facility bears interest at Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. As at September 30, 2004 the outstanding amount on this facility is $971.4 million. In common with other secured loans, this facility contains a minimum value covenant which requires that the aggregate value of Ship Finance's vessels exceed 140% of the outstanding amount of the facility.

In connection with its new $1,058.0 million syndicated senior secured credit facility, Ship Finance entered into new 5-year interest rate swaps with a combined principal amount of $500.0 million in the first quarter of 2004. These swaps are at rates between 3.3% and 3.5%.

Ship Finance also has $530.3 million of outstanding 8.5% Senior Notes due 2013.

Frontline Ltd. does not guarantee any of Ship Finance's debt facilities.

In June 2004 we drew $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of Yen 5.5 billion (equivalent to $49.4 million). In August, 2004 we drew a new secured long-term loan of $50.0 million and repaid the short-term facility.

In September 2004 we drew $65.0 million under a new 5-year secured loan facility. We used the proceeds to repay loans totalling $28.0 million and to part finance the acquisitions in September and October of three 1989-1990 built Suezmax tankers.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at December 31, 2003 and September 30, 2004.

Equity
On July 13, 2004, the Company announced that it had completed the private placement of 600,000 ordinary shares to institutional investors at a purchase price of NOK 246 per share. The total proceeds of $21.5 million have been used to part finance the acquisition of three 1989-90 built Suezmax tankers.

On October 6, 2004, the Company announced the issuance and private placement of 300,000 ordinary shares to institutional investors at a purchase price of NOK 352 per share. The total proceeds of $15.7 million have been used to assist in financing the purchase of a 1992 built Suezmax tanker that Frontline acquired on October 5, 2004.

During the nine months ended September 30, 2004 we declared total cash dividends of $11.10 per share which amounted to $820.9 million. Cash dividends declared reflect strong earnings in the nine months ending September 30, 2004, liquidity generated by the Ship Finance transaction and the positive short to medium term outlook for the business.

We believe that cash flows generated by the current strength in freight markets enables us to meet our short and medium term operating liquidity requirements. We will continue to use a mixture of equity and debt issues to finance acquisitions of vessels and for other long-term investments.

There have been no other significant changes to our liquidity and capital resources since we issued our annual report on Form 20-F for the year ended December 31, 2003 which includes a full discussion of these items.

Frontline Ltd.
Condensed Statements of Operations

(in thousands of $, except per share data)
                                                           Three months ended September 30,       Nine months ended September 30,
                                                              2004              2003                 2004                2003
                                                           (Unaudited)        (Unaudited)        (Unaudited)          (Unaudited)
                                                           -----------        -----------        -----------          -----------
Total operating revenues                                       410,097            222,845           1,216,679             900,255
Gain (loss) from sale of assets                                      -              6,914                (225)              3,136
Operating expenses
Voyage expenses and commission                                  92,538             78,837             257,163             256,012
Ship operating expenses                                         33,785             31,034              94,402              86,793
Charterhire expenses                                            12,072             16,117              33,327              58,967
Administrative expenses                                          4,961              4,566              16,313              10,286
Depreciation                                                    46,228             37,311             137,039             108,253
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       189,584            167,865             538,244             520,311
Net operating income                                           220,513             61,894             678,210             383,080
Other income/(expenses)
Interest income                                                  6,962              1,467              23,220               7,448
Interest expense                                               (51,109)           (17,543)           (155,979)            (53,096)
Share of results from associated companies                       1,587              1,662               5,933              32,115
Foreign currency exchange gain (loss)                            3,016            (12,221)              5,071             (12,093)

Other financial items, net                                     (26,160)             2,644             (13,533)             15,193
-----------------------------------------------------------------------------------------------------------------------------------
Net other income/(expenses)                                    (65,704)           (23,991)           (135,288)            (10,433)
-----------------------------------------------------------------------------------------------------------------------------------
Net income before income taxes and minority interests          154,809             37,903             542,922             372,647
Minority interests                                              13,279                  -              17,659                   -
Income taxes                                                         -                  -                 113                  (3)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                     141,530             37,903             525,150             372,650
===================================================================================================================================
Basic earnings per share                                         $1.90              $0.52               $7.10               $4.95
Diluted earnings per share                                       $1.90              $0.51               $7.10               $4.94

See  accompanying  Notes  that are an  integral  part of the  Interim  Financial
Statements

Frontline Ltd.
Condensed Balance Sheets

(in thousands of $)
                                                   September 30,   December 31,
                                                        2004           2003
                                                        ----           ----
                                                    (Unaudited)

ASSETS

Short term
Cash and cash equivalents                              159,599         124,189
Restricted cash                                        566,865         891,887
Other current assets                                   222,674         181,928

Long term
Newbuildings and vessel purchase options                24,231           8,370
Vessels and equipment, net                           2,297,344       2,165,239
Vessels under capital lease, net                       730,438         765,126
Investment in finance leases                           113,668         120,894
Investment in associated companies                      13,078         173,329
Deferred charges and other long-term assets             38,455          32,573
-------------------------------------------------------------------------------
Total assets                                         4,166,352       4,463,535
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                       147,559         191,131
Current portion of obligations under capital leases     21,139          20,138
Other current liabilities                              133,134         110,043

Long term
Long term interest bearing debt                      2,057,741       2,091,286
Obligations under capital leases                       737,615         753,823
Other long term liabilities                             46,393          41,697
Minority interests                                     222,022               -
Stockholders' equity                                   800,749       1,255,417
-------------------------------------------------------------------------------
Total liabilities and stockholders' equity           4,166,352       4,463,535
===============================================================================

See accompanying Notes that are an integral part of the Interim Financial Statements

Frontline Ltd.
Condensed Statements of Cash Flows

(in thousands of $)
                                                                      Three months ended                 Nine months ended
                                                                        September 30,                      September 30,
                                                                      2004         2003                 2004          2003
                                                                   (Unaudited) (Unaudited)            (Unaudited)  (Unaudited)
                                                                   ----------- -----------            -----------  -----------
OPERATING ACTIVITIES
Net cash provided by operating activities                              224,990     80,971              664,773       424,913

INVESTING ACTIVITIES
Maturity (placement) of restricted cash                                 27,613        744              327,485         4,549
Additions to newbuildings, vessels and equipment                       (61,107)   (51,938)             (61,352)      (66,565)
Proceeds from sales of vessels                                               -    236,180                    -       352,065
Dividends from (advances to) associated companies, net                   1,480     (5,858)             (29,263)       (5,363)
Acquisition of subsidiaries and businesses, net of cash                      -          -               (4,145)       (2,363)
Purchase of option                                                           -    (10,042)                   -       (10,042)
Receipts from investment in finance lease and loans receivables            946          -                9,056             -
Purchases and sales of other assets, net                                     -     13,934               11,690        13,869
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                    (31,068)   183,020              253,471       286,150
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                         119,155       (472)           1,672,049        45,537
Repayments of long-term debt                                          (147,111)  (122,274)          (1,763,066)     (347,715)
Repayment of capital leases                                             (5,569)    (3,614)             (15,207)       (8,622)
Dividends paid                                                        (159,392)  (154,335)            (821,010)     (241,843)
Issuances and repurchases of own shares, net                            45,735        351               46,863       (26,711)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (147,182)  (280,344)            (880,371)     (579,354)
---------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                               46,740    (16,353)              37,873       131,709
Cash and cash equivalents at start of period                           112,859    240,140              121,726        92,078
Cash and cash equivalents at end of period                             159,599    223,785              159,599       223,787
=================================================================================================================================

See  accompanying  Notes  that are an  integral  part of the  Interim  Financial Statements

Frontline Ltd.
Statements of Changes in Stockholders' Equity
(in thousands of $, except number of shares)
                                                        Nine months ended
                                                           September 30,
                                                           2004       2003
                                                       (Unaudited)  (Unaudited)
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                           3,647,930   76,466,566
Shares issued                                            897,436      130,164
Shares bought back                                       (20,197)   3,070,000)
--------------------------------------------------------------------------------
Balance at end of period                               4,525,169   73,526,730
--------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                             184,120      191,166
Shares issued                                              2,244          325
Shares bought back and cancelled                             (50)      (7,675)
--------------------------------------------------------------------------------
Balance at end of period                                 186,314      183,817
--------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                             513,859      552,241
Shares issued                                             28,140          311
Shares bought back                                          (581)     (42,156)
Gain on issue of shares by subsidiary                      9,050            -
--------------------------------------------------------------------------------
Balance at end of period                                 550,468      510,396
--------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                              (6,953)      (9,498)
Other comprehensive income                                 2,607          889
--------------------------------------------------------------------------------
Balance at end of period                                  (4,347)      (8,609)
--------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                             564,391      493,065
Net income                                               525,150      372,650
Cash dividends declared                                 (820,862)    (241,843)
Stock dividends                                         (202,285)           -
Minority interest in deemed equity contributions
to and dividends paid by subsidiary, net                   1,920            -
--------------------------------------------------------------------------------
Balance at end of period                                  68,314      623,872
--------------------------------------------------------------------------------
Total Stockholders' Equity                               800,749    1,309,477
--------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income                                               525,150      372,650
Unrealised gains from marketable securities                2,534          803
Foreign currency translation and other                        73          87)
--------------------------------------------------------------------------------
Other comprehensive income                                 2,607          889
--------------------------------------------------------------------------------
Comprehensive income                                     527,757      373,539

See accompanying Notes that are an integral part of the Interim Financial Statements

Frontline Ltd.
Notes to the Interim Financial Statements

1.   Basis of Presentation

     The accompanying interim financial statements of Frontline Ltd ("Frontline" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The principal accounting policies used in the preparation of these financial statements are set out below.

     These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

     The interim financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. All intercompany balances and transactions have been eliminated on consolidation.

     The Company uses the equity method to account for investments in companies it exercises significant influence over but does not consolidate. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

     Preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2003 we have reclassified voyage expenses and commission and depreciation and amortisation as components of total operating expenses. We no longer present "net operating revenues", "net operating income before depreciation and amortization" and "net operating income after depreciation and amortization"

2.   Accounting Changes

     Our adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities, required us to consolidate effective December 31, 2003 Golden Fountain Corporation, which owns a VLCC, and Independent Tankers Corporation (ITC), which owns six VLCCs and four Suezmax tankers. We previously accounted for our interest in Golden Fountain Corporation using the equity method and accounted for our interest in ITC as a purchase option. Full disclosure of the accounting impact of our adoption of FIN 46 is included in our annual report on Form 20-F for the year ended December 31, 2003.

3.   Fleet Changes

     During the quarter ended March 31, 2004 we exchanged interests in six joint ventures, each owning a VLCC, with our joint venture partner. As a result of these transactions we increased our interests in three VLCCs from 50.1% to 100% and disposed of our 50.1% interests in three VLCCs. (See Note 4.)

     On May 27, 2004 we exercised our option to acquire all of the shares of ITC for $4.1 million. We acquired ITC from Hemen Holding Ltd, a related entity that is indirectly controlled by John Fredriksen, our Chairman and Chief Executive Officer. The total purchase price paid to Hemen Holding Limited for ITC was $14.1 million. This comprised a payment of $10.0 million for an option to acquire all of the shares and a payment of $4.1 million to exercise the option in accordance with the terms of the option agreement. We initially recorded the $10.0 million paid for the option in July 2003 as the purchase of an option that was recognized on the Company's balance sheet as an asset at cost. In December 2003 the Company implemented the provisions of FASB Interpretation 46, Consolidation of Variable Interest Entities ("FIN 46"). One effect of implementation of FIN 46 by the Company was to require consolidation of ITC. At that time the $10.0 million option cost represented the total recorded amount of our interests in ITC. The assets and liabilities of ITC had a net deficit value of $15.2 million. The values of ITC's assets and liabilities were determined by reference to the principles contained in FIN46 and in particular to principles relating to variable interest entities under common control with the primary beneficiary. We eliminated the option cost from our balance sheet and consolidated the assets and liabilities of ITC at their determined values. The resulting difference of $25.2 million in the amounts eliminated from and amounts added to our balance sheet was recorded as the cumulative effect of a change in accounting principle in accordance with the guidance of FIN 46. In May 2004 we paid $4.1 million to exercise the option to acquire the shares of ITC. We accounted for the exercise payment as an addition to the total purchase price for ITC and specifically as an addition to the recorded cost of the underling long-term assets, being the vessels owned by ITC.

     ITC owns a fleet of six VLCCs and four  Suezmax  tankers.  As  explained in
     Note 2 above, we have consolidated ITC with effect from December 31, 2003.

     Additionally on July 12, 2004 we announced the acquisition of two newbuilding VLCCs for delivery in 2006. On July 13, 2004 we announced the acquisition of three 1989-1990 built Suezmax tankers which were delivered during September and October, 2004.

     On October 5, 2004 we acquired a 1992 built single hull Suezmax tanker.

     On October 22, 2004 we announced the sale of the single hull VLCC Golden Fountain for delivery to new owners during December 2004.

     On October 22, 2004 the Company announced the acquisition of the 1988 built single hull Suezmax tanker New Horizon. This vessel was delivered to the Company on December 14, 2004.

4.   Earnings per share (EPS)

     The computation of basic EPS is based on the weighted average number of shares outstanding during the period. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method.

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands of $)            Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Basic earnings per share:
Weighted average number of
ordinary shares outstanding      74,434     73,496        73,986       75,347
==============================================================================

Diluted earnings per share:
Weighted average number of
ordinary shares outstanding      74,434     73,496        73,986       75,347
Stock options                         -        141             -          141
-----------------------------------------------------------------------------
                                 74,434     73,637        73,986       75,488
==============================================================================

5.   Investment in Associated Companies

At  September  30,  2004,  the  Company  has  the  following   participation  in
investments that are recorded using the equity method:

                                                    Percentage
     Front Tobago Inc                                 40.00%

At  December  31,  2003,  the  Company  had  the  following   participations  in
investments that were recorded using the equity method:

                                                             Percentage
      Front Tobago Inc                                        40.00%
      Dundee Navigation SA                                    50.10%
      Edinburgh Navigation SA                                 50.10%
      Ariake Transport Corporation                            50.10%
      Sakura Transport Corporation                            50.10%
      Tokyo Transport Corporation                             50.10%
      Hitachi Hull No 4983 Ltd.                               50.10%

     Summarised balance sheet information of the Company's equity method investees is as follows:

      (in thousands of $)              September 30, 2004    December 31, 2003

      Current assets                          7,968               38,057
      Non current assets                     28,669              417,653
      Current liabilities                     5,784              115,323
      Non current liabilities                     -              205,087

     Summarised statement of operations information of the Company's equity method investees is as follows:

(in thousands of $)                Three months ended    Nine months ended
                                      September 30,        September 30,
                                   2004        2003        2004        2003

     Total operating revenues      8,560       20,695     20,009     130,837
     Net operating income          6,270        7,152     15,383      84,690
     Net income (loss)             5,496        3,219     14,446      65,139

     In the nine months  ended  September  30,  2003,  the  Company  recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 to restructure the Company's investments in certain associated companies. These agreements provided for:

     In the second quarter of 2003, the Company recorded an impairment loss in the amount of $2.4 million related to its 50% interest in Golden Lagoon Corporation. In the third quarter, the Company entered into an agreement to sell this interest. At point of signing these agreements, the Company's carrying value of its investment in Golden Lagoon Corporation was $9.7 million, compared to the sale proceeds due under the contract of $7.3 million. The Company believed that the signing of an agreement to sell its interest in Golden Lagoon Corporation for less than its carrying value was an indicator of impairment and accordingly recognized the impairment loss. No gain or loss was subsequently recorded on the sale of this interest.

     In the third quarter of 2003, the Company entered into an agreement to exchange its 33% interest in Ichiban Transport Corporation for a 17% interest in Tanabe and a 17% interest of Hakata with a net settlement cost of $0.4 million. The Company accounted for the exchange of these interests at historical cost, after reduction for an indicated impairment of book value, as the interests were determined to be similar productive assets as defined by APB 29, Accounting for Nonmonetary Transactions. At the time of signing the exchange agreement, the Company believed that there were indicators of impairment of their existing investment in Ichiban Transport Corporation. These indicators were based upon the impairment recognized on the Company's investment in Golden Lagoon Corporation, and the implied fair value of the assets being received in this particular transaction. As a consequence, the Company booked an impairment of $2.8 million in respect of its investment in Ichiban Transport Corporation. The exchange of investments in Ichiban, Tanabe and Hakata was then accounted for at book value of the assets exchanged.

     Additionally, during the third quarter of 2003, the Company entered into an agreement regarding the acquisition of a 17% interest in Ariake and a 17% interest in Sakura for cash consideration of $10.2 million. The Consideration for the interests in Ariake and Sakura were based upon the fair market value of the vessels at the time that the purchase agreement was entered into. The Company accounted for the acquisition of these interests at historical cost, as the assets acquired do not meet the definition of a business under EITF 98-3.

     The Company held 50% of the shares of Golden Tide Corporation during the nine months ended September 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million, being 2.4 million net of cash acquired, and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The Company has determined that it is the primary beneficiary of Golden Fountain Corporation under FIN 46 and has therefore consolidated the entity as of December 31, 2003.

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each. The exchanges of interests were completed on February 24, 2004. In connection with the above transaction, the Company advanced $34,600,000 to the joint venture companies representing its share of the amounts required to repay the combined bank debt of those joint venture companies. Frontline received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged. These transactions were recorded as a non-monetary exchange of productive assets. We recorded the increases of our investments at the book value of our investments given up in the exchanges. A gain on $0.2 million was recognized in connection with the exchange insofar as it related to the cash element of the transactions.

6.   Debt

     (in thousands of $)                         September 30,    December 31,
                                                     2004            2003

     US Dollar denominated floating rate debt
    (LIBOR + 1.25% to 1.50%) due through 2011        1,091,447         937,936
     Yen denominated floating rate debt
    (LIBOR + 1.25% to 1.313%) due through 2011          12,611         157,210
     Fixed rate debt 0% due through 2005                 2,000           2,000
     8.5% Senior notes                                 530,270         580,000
     Serial notes (6.42% to 7.62%)                      86,170         120,620
     Term notes (7.84% to 8.52%)                       480,745         484,100
     -------------------------------------------------------------------------
                                                     2,203,243       2,281,867
     -------------------------------------------------------------------------
     Credit facilities                                   2,057             550
     -------------------------------------------------------------------------
     Total debt                                      2,205,300       2,282,417
     Less: short-term and current portion
     of long-term debt                                (147,559)       (191,131)
     -------------------------------------------------------------------------
                                                     2,057,741       2,091,286
     =========================================================================

     The outstanding debt as of September 30, 2004 is repayable as follows:

     Year ending September 30,
     (in thousands of $)

     2005                                                         147,559
     2006                                                         144,886
     2007                                                         142,770
     2008                                                         134,049
     2009                                                         128,824
     2010 and later                                             1,507,212

     Total debt                                                 2,205,300

     The weighted average interest rate for the floating rate debt denominated in US dollars was 3.98% as of September 30, 2004 (December 31, 2003 - 3.08%). The weighted average interest rate for the floating rate debt denominated in Yen was 1.36% as of September 30, 2004 (December 31, 2003 - 1.33%). These rates take into consideration related interest rate swaps.

7.   Non-Cash Dividend and Minority Interest

     On June 16, 2004, the Company completed the partial spin off of its subsidiary Ship Finance International Limited ("Ship Finance") and distributed 25% of Ship Finance's common shares to the Company's shareholders with each shareholder receiving one share in Ship Finance for every four shares held in the Company. In accordance with US GAAP, the value of the dividend received and the corresponding minority interest has been established as $142.5 million, representing 25% of the book value of Ship Finance on the date of distribution.

     On September 24, 2004, the Company completed a further partial spin off of its subsidiary Ship Finance and distributed 9.9% of Ship Finance's common shares to the Company's shareholders with each shareholder receiving one share in Ship Finance for every ten shares held in the Company. In accordance with US GAAP, the value of the dividend received and the corresponding minority interest has been established as $59.8 million, representing 9.9% of the book value of Ship Finance on the date of distribution.

     A further partial spin off of Ship Finance occured on December 15, 2004 (see Note 10).

8.   Pool revenues

     Voyage charter revenues includes pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:

                               Three months ended         Nine months ended
                                  September 30,             September 30,
                                 2004       2003           2004        2003
                                 ----       ----           ----        ----

Pool earnings allocated
on gross basis                   14,760      8,795        44,322       38,187
Pool earnings allocated
on net basis                     23,163      9,793        74,473       52,871
-----------------------------------------------------------------------------
Total pool earnings              37,923     18,589       118,795       91,058
-----------------------------------------------------------------------------

9.   Gain on issue of shares by subsidiary

     In July 2004, our subsidiary, Ship Finance, issued 1.6 million shares to an institutional investor for $15.75 per share, for a total of $25.2 million. Ship Finance was formed in October 2003. Ship Finance has purchased from the Company a fleet of 47 crude oil tankers, which are chartered under long term, fixed rate charters to Frontline Shipping Limited, also a wholly owned subsidiary of the Company. As a result of this transaction, the Company's ownership interest in Ship Finance is reduced from 75.00% to 73.41%, resulting in a "dilution gain". This gain of $9.1 million has been recorded as an increase in additional paid in capital and is calculated as the increase on the underlying book values of Frontline's holding in Ship Finance as a result of the share issue. No related deferred income tax has been recognized as the Company is not subject to taxes with respect to this share issuance.

10.  Subsequent Events

     On October 6, 2004, the Company announced the issuance and private placement of 300,000 ordinary shares to institutional investors at a purchase price of NOK 352 per share (equivalent to approximately $52.33 per share). The total proceeds of $15.7 million have been used to assist in financing the purchase of a 1992 built Suezmax tanker that Frontline acquired on October 5, 2004.

     On October 22, 2004 the Company announced that it had sold the joint owned single hull VLCC Golden Fountain to Chinese interests. The vessel was delivered to the new owner in December 2004.

     On November 3, 2004 the Company announced that it had chartered out two 1991 built single hull VLCCs to a subsidiary of Titan Petrochemicals Group, a Hong Kong Stock Exchange listed company. The vessels are chartered out until 2010. The contracts will provide the Company with a guaranteed minimum hire of $35,000 per day and in addition provide for a 50:50 profit sharing of earnings in excess of $37,500 per day.

     On October 22, 2004 the Company announced the acquisition of the 1988 built single hull Suezmax tanker New Horizon. This vessel was delivered to the Company on December 14, 2004.

     On November 5, 2004 the Company informed the KG owners of three leased VLCCs that it wants to declare its purchase options on these vessels. These vessels were delivered to the Company in January and February 2005. Frontline will consider a refinancing and subsequent long-term leasing of these vessels with Ship Finance.

     On November 15, 2004, the Board declared a dividend of $2.50 per share. The record date for the dividend is November 26, 2004 and the dividend was paid on or about December 17, 2004.

     On November 15, 2004, the Board announced a further distribution of shares in Ship Finance whereby each Frontline shareholder received 2 shares in Ship Finance for every 15 shares held in Frontline. The record date for the dividend was December 1, 2004 and the distribution was made on December 15, 2004.

     On December 1, 2004 the Company announced a de-merger and spin off of its subsidiary Golden Ocean Group Limited ("Golden Ocean"). Golden Ocean owns two Capesize drybulk carriers and charters in a third Capesize drybulk carrier on a long-term time charter. On December 13, 2004 Frontline distributed the shares of Golden Ocean to its shareholders in a 3 for 1 stock dividend. Certain U.S. shareholders of Frontline were excluded from the distribution and received a cash payment in lieu of shares. The amount of the cash payment was based on the average price of Golden Ocean's shares over the first 5 trading days after the Company is listed on the Oslo Stock Exchange. Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company retained approximately 10.7% of the shares in Golden Ocean, of which 23,918,832 were sold on February 2, 2005 through market transactions at an average price of NOK 4.20. The Company holds 179,136 shares in Golden Ocean after this transaction.

     During the period from October 27 through December 3, 2004 the Company acquired 6.5% of General Maritime Corporation's ordinary shares (NYSE: GMR, "Genmar") for a total price of $100.2 million. Subsequent to December 3, 2004 Frontline reduced its holding in Genmar to 4.3%.

     On December 14, 2004, the Company announced that it had entered into contracts to purchase two newbuilding Panamax drybulk vessels for delivery in 2005. The vessels will cost $42.5 million each. The company has granted options to Golden Ocean to acquire these vessels from the company at cost. These options must be declared by the end of 2005.

     On January 28, 2005 the Company announced a further distribution of its shares in Ship Finance by way of a dividend. On February 18, 2005 every Frontline shareholder of record on February 7, 2005, will receive four shares of Ship Finance for every one share of Frontline that the shareholder holds.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                      Frontline Ltd.
                                                 ---------------------------
                                                       (Registrant)



Date   February 16, 2005        By  /s/ Kate Blankenship
       ------------------           --------------------------------
                                        Kate Blankenship
                                Company Secretary and Chief Accounting Officer





02089.0009 #548963